Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 27, 2025, and the related Letter of Transmittal and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock

of

Regulus Therapeutics Inc.

at

$7.00 per share in cash, plus one contingent value right per share representing the right to receive one contingent payment of $7.00 in cash upon the achievement of a specified milestone

Pursuant to the Offer to Purchase dated May 27, 2025

by

Redwood Merger Sub Inc.

an indirect wholly owned subsidiary of

Novartis AG

Redwood Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Regulus Therapeutics Inc., a Delaware corporation (“Regulus”), in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash (the “Milestone Payment”) if a specified milestone is achieved on or prior to December 31, 2034 (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), subject to any applicable withholding and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in, the CVR Agreement (the “CVR Agreement”) to be entered into between Parent and a rights agent. Such offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, collectively constitute the “Offer.” Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON JUNE 24, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Regulus, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Regulus in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Regulus continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement and CVR Agreement, the “Transactions”). The Merger Agreement provides that, immediately prior to the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than Shares (i) owned by Regulus, Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser, in each case, immediately prior to the Effective Time, (ii) irrevocably accepted for payment pursuant to the Offer, and (iii) held by any stockholder who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in accordance with, and in compliance in all respects with, Section 262 of the DGCL) will be canceled and extinguished and automatically converted into the right to receive the Offer Price (the “Merger Consideration”) without interest, less any applicable tax withholding.

The Offer is not subject to any financing condition. The Offer is subject to the conditions set forth in Section 15 - “Conditions of the Offer” of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) the expiration or termination of any waiting period (and extensions thereof, including under any agreement between Parent, Regulus or Purchaser and a governmental authority agreeing not to consummate the Merger prior to a certain date entered into in compliance with the Merger Agreement) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) (the “Antitrust Condition”), (ii) there being validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), as of immediately prior to one minute past 11:59 p.m., New York City time, on June 24, 2025, unless the Offer is otherwise extended or earlier terminated (such time, the “Expiration Time”), a number of Shares that, together with any Shares then owned by Parent, Purchaser or any of their direct or indirect wholly owned subsidiaries (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)), represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the Expiration Time (the “Minimum Condition”), (iii) the absence of any law or order that prohibits or otherwise prevents the consummation of the Offer, the acquisition of the Shares by Parent or Purchaser or the Merger, or that has the effect of making the Offer or Merger illegal and the absence of certain other matters specified matters (the “Illegality Condition”), (iv) the accuracy of the representations and warranties of Regulus contained in the Merger Agreement, subject to certain materiality standards, (v) Regulus’ compliance and performance in all material respects with its covenants and agreements contained in the Merger Agreement, (vi) the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”), and (vii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement, as well as other customary conditions set forth in Annex A to the Merger Agreement.

Regulus’ board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of Regulus and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions in accordance with the DGCL and approved the execution and delivery by Regulus of the Merger Agreement, the performance by Regulus of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other Transactions upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time, (iv) subject to the terms and conditions set forth in the Merger Agreement, recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) established that the Merger Agreement and the Transactions will not be subject to any anti-takeover laws that might otherwise apply to the Transactions.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser will (and Parent will cause Purchaser to) extend the Offer (i) for the minimum period required by any applicable law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff and (ii) as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case of clauses (i) and (ii), as applicable to the Offer, the Schedule 14D-9 or any other the Offer documents; and

•	if, as of the applicable Expiration Time, any of the Offer Conditions (as defined below in Section 15 - “Conditions of the Offer”) have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser may (and if requested by Regulus, will, and Parent will cause Purchaser to), extend the Offer for one or more successive extension periods of up to 10 business days each (the length of such period to be determined by Parent and Purchaser), or any longer period as may be agreed in writing by Parent and Regulus, in order to permit the satisfaction of the Offer Conditions, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Purchaser will not be required to extend the Offer for more than three occasions of up to 10 business days each (the length of such period to be determined by Parent and Purchaser).

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, extend the Offer beyond July 29, 2026 (the “Termination Date”).

If the Offer is consummated, Purchaser does not anticipate seeking the approval of Regulus’ remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if Purchaser consummates the Offer, Purchaser is required pursuant to the Merger Agreement to complete the Merger without a vote of Regulus’ stockholders in accordance with Section 251(h) of the DGCL. The purpose of the Merger is to acquire all of the outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all of the outstanding Shares.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, provided that, without the prior written consent of Regulus, Parent and Purchaser may not (and Parent will not permit Purchaser to):

•	waive or modify the (i) Minimum Condition, (ii) Illegality Condition, (iii) Antitrust Condition, or (iv) Termination Condition;

•	change the form of consideration to be paid in the Offer;

•	decrease the Offer Price or the number of Shares sought in the Offer Conditions;

•	extend the Offer or the Expiration Time, except as described above;

•	impose conditions or requirements on the Offer other than the Offer Conditions;

•	amend or modify any term or condition of the Offer in any manner that is (or reasonably would be expected to be) adverse to Regulus’ stockholders; or

•	make any change in terms of or conditions to the Offer in a manner that would, individually or in the aggregate, prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer or the Merger by the Termination Date.

Under certain circumstances described in the Merger Agreement, Parent or Regulus may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms. If the Merger Agreement is validly terminated, Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within one business day of such termination), irrevocably and unconditionally terminate the Offer. If Parent and Purchaser terminate the Offer, or the Merger Agreement is terminated prior to Purchaser’s acquisition of Shares in the Offer, Purchaser will, and Parent will cause Purchaser to promptly return or cause to be returned, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer, or (iii) you must comply with the guaranteed delivery procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, are delayed in its acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 - “Withdrawal Rights” of the Offer to Purchaser and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Shares tendered pursuant to the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after July 26, 2025, the 60th day after commencement of the Offer.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Option to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Regulus has provided Purchaser with Regulus’ stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 – “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call: (877) 800-5186 (toll-free from the United States or Canada) or

+1 (412) 232-3651 (from outside of the United States or Canada)

Banks and Brokers may call collect: (212) 750-5833

May 27, 2025